Exhibit 99.1

Obsidian Energy Alberta Wildfire Update: Fields Coming Back Online

CALGARY, May 18, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an update on the status of temporarily shut-in operations due to the impact of recent Alberta wildfires.

The wildfire activity has largely decreased in the Pembina area at this time. As a result, the majority of our Pembina fields that remained shut-in due to evacuation orders or for precautionary measures were restarted on the morning of Wednesday, March 17th, restoring an additional 6,600 boe/d of production on top of the 2,500 boe/d previously brought online. Combined, Pembina now has approximately 9,100 boe/d of light oil-weighted production restored.

With changing weather conditions, the Harmon Valley South field in Peace River was once again taken offline as a precautionary measure. Approximately 5,500 boe/d of heavy oil in Peace River and approximately 1,900 boe/d of light oil weighted production in Pembina is shut-in for a total of 7,400 boe/d curtailed across the two areas due to wildfires. To our knowledge, there has been no damage to the Company’s key assets or infrastructure.

The Company will continue to closely monitor the situation as it evolves and provide an update when appropriate as the protection and safety of our people, local communities, and the environment are of the highest priority. With changing winds and weather conditions, we will continue to adjust our plans accordingly to protect our people and the communities and maintain as much business continuity as possible. We are relieved that most of our employees and their families that were affected by evacuation orders have been able to return safely to their homes, and thank our staff, industry partners and emergency responders for their ongoing and tireless work to protect our communities.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we will continue to monitor the situation and provide an update when appropriate; and that we will continue to adjust our plans accordingly to protect our people and the communities and maintain as much business continuity as possible.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: our ability to restart production; that there has been no damage to key assets and infrastructure; that we are able to monitor the situation by getting accurate and timely information; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wildfires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to conduct an investigation to better understand the situation; and our ability to obtain equipment and staffing in a timely manner to carry out plans and the costs thereof.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: whether the Company will receive timely and accurate information regarding the wildfires; that there is damage to the Company’s key assets and infrastructure; that production will be shut-in longer than expected or have to be shut-in again as wildfires return; whether the Company is in compliance with all regulatory requirements; the possibility that we change our 2023 capital plans in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; and unanticipated operating events or environmental events outside these wildfires that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wildfires and flooding in other areas). Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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